Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Investment Growth

Time Period: 5/25/2004 to 8/31/2019


4,500
4,000
3,500
3,000
2,500
2,000
1,500
2005
2007
2009
2011
2013
2015
2017
2019
The Merger Fund VL
Wilshire Event Driven
Barclays Agg Bond
Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 8/31/2019

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	0.34%	2.16%	3.96%	6.69%	4.87%	2.61%	3.17%	4.79%
Wilshire Event Driven	0.27%	1.65%	4.56%	3.14%	2.85%	0.85%	2.13%	2.86%
Barc Agg Bond	2.59%	4.11%	9.10%	10.17%	3.09%	3.35%	3.91%	4.43%
Benchmark: US 3-mo T-Bill	0.21%	0.61%	1.63%	2.36%	1.50%	0.95%	0.52%	1.38%
US Insurance Market Neutral	-0.87%	0.98%	3.76%	4.22%	3.94%	2.01%	—	—

Performance Relative to Peer Group

As of Date: 8/31/2019


12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
-2.5%
-5.0%
-7.5%
-10.0%
-12.5%
Return
YTD
1 Year
3 Years
5 Years
10 Years
Since Inception
The Merger Fund VL
Wilshire Event Driven
Barclays Agg Bond
US Insurance Market Neutral

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 43,897,775

The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2019 prospectus.

Trailing Returns (as of quarter-end)

As of Date: 6/30/2019

	MERVX
QTD	0.52%
1 Year	4.23%
3 Years	4.62%
5 Years	2.42%
10 Years	3.21%
Since Inception	4.76%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

The Merger Fund VL

Portfolio

Avg. position size:	0.89%
Number of long positions:	94
Number of short positions:	17
Percent invested:	84%

TOP 10 Holdings 40.88%

1. Altaba Inc.
2. SunTrust Banks, Inc
3. Oaktree Capital Group LLC
4. Celgene Corporation
5. Versum Materials, Inc.
6. Allergan PLC
7. Zayo Group Holdings, Inc.
8. Kinetic Concept/KCI USA
9. Cypress Semiconductor Corporation
10. Caesars Entertainment Corporation

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any secur ty.

3-Year Risk Metrics

Time Period: 9/1/2016 to 8/31/2019

	The Merger Fund VL	Wilshire Event Driven	Barclays Agg Bond
Std Dev	**2.61%**	**1.81%**	**3.32%**
Sharpe Ratio	**1.25**	**0.70**	**0.47**
Sortino Ratio	**2.11**	**1.01**	**0.76**
Beta (vs S&P 500)	**0.05**	**0.12**	**-0.04**
Correlation (vs S&P 500)	**4.95**	**66.49**	**2.21**
Beta (vs Barclays Agg)	**-0.09**	**-0.08**	**1.00**
Correlation (vs Barclays Agg)	**1.23**	**1.89**	**100.00**

Deal Terms



Cash
53.36%
Cash & Stock
21.33%
Stock and Stub
15.83%
Stock with Fixed Exchange Ratio
9.48%
0.00%
20.00%
40.00%
60.00%

Regional Exposure



United States
92.47%
United Kingdom
3.67%
Europe ex-U.K.
2.95%
Australia
0.62%
Asia ex-Japan
0.16%
Mexico
0.12%
0.00%
50.00%
100.00%

Sector Exposure



Consumer Disc.
23.56%
Health Care
16.48%
Information Tech.
14.98%
Communication Services
13.73%
Financials
12.51%
Industrials
12.09%
Energy
3.16%
Real Estate
1.29%
Utilities
0.99%
Materials
0.95%
Consumer Staples
0.27%
0.00%
5.00%
10.00%
15.00%
20.00%
25.00%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectcus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurnace companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your finanical advisor or the offering insurance company for a contract prosepctus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, wh ch is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire Liquid Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire L quid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transact ons such as mergers, restructuring, distressed, buy backs, or other cap tal structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviat on, the greater the variabil ty of the investment; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Ratio is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfol o with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or secur ty's movements that can be explained by movements in a benchmark index; a fund w th a low R-squared (70 or less) doesn't act much like the index.